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FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Form 3 Holdings Reported

Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934,
Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of
the Investment Company Act
of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	7. Individual or Joint/Group Reporting

(Check applicable line)

Goldman, Steven R.	Starwood Hotels & Resorts Worldwide, Inc./ Starwood Hotels & Resorts HOT

X Form filed by One Reporting Person

(Last) (First) (Middle)		____ Form filed by More than One Reporting Person

3. IRS or Social Security Number of Reporting Person (Voluntary)

Starwood Hotels & Resorts Worldwide, Inc. 1111 Westchester Avenue

(Street)
4. Statement for Month/Year

December 2001
White Plains NY 10604

(City) (State) (Zip)
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
___ Director
___ 10% Owner
X Officer (give title below)

___ Other (specify below)

Executive Vice President, Acquisitions and Development

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

			4. Securities Acquired (A)
			or Disposed of (D)
			(Instr. 3, 4 and 5)

	2. Transaction	3. Transaction
1. Title of Security	Date	Code
(Instr. 3)	(Month/Day/Year)	(Instr. 8)	Amount	(A) or (D)	Price

Shares(1)	2/7/01	A	11,675	A

	3/1/01	A	3,537	A

[Additional colums below]

[Continued from above table]

5. Amount of	6. Ownership
Securities	Form:	7. Nature of
Beneficially Owned at	Direct	Indirect
end of Issuer's	(D) or	Beneficial
Fiscal Year	Indirect (I)	Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

D

40,146	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

(over)
SEC 2270 (7-96)

FORM 5 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

5. Number of
Derivative
Securities Acquired
(A) or
2. Conversion or	Disposed of (D)
Exercise	3. Transaction	(Instr. 3, 4
1. Title of Derivative	Price of	Date	4. Transaction	and 5)
Security	Derivative	(Month/	Code
(Instr. 3)	Security	Day/Year)	(Instr. 8)	(A)	(D)

Option to Purchase Shares	$37.8400	2/7/01	A(2)	71,112
$28.7000	12/21/01	A(2)	15,000

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date		Securities
(Month/Day/		(Instr. 3 and 4)
Year)				8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

(3)	2/7/11	Shares	71,112
12/21/02	12/21/11	Shares	15,000

[Additional columns below]

[Continued from above table]

9. Number of
Derivative	10. Ownership
Securities	of Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Year	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

D
635,112	D

Explanation of Responses:

(1) Each holder of shares of common stock (“Corporation Shares”) of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) owns an equivalent number of Class B shares of beneficial interest (“Trust Shares”) of Starwood Hotels & Resorts, a real estate investment trust and subsidiary of Starwood. Corporation Shares and Trust Shares may be held and traded only in units consisting of one Corporation Share and one Trust Share (“Shares”).
(2) Option to Purchase Shares granted pursuant to Starwood’s Long-Term Compensation Plan.
(3) This option vests in four equal annual installments beginning on 2/7/02.

/s/ Steven R. Goldman	2/13/02

**Signature of Reporting Person Steven R. Goldman	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 2270 (7-96)